Given Imaging Third Quarter 2006 Earnings Results Conference Call

Moderator: Homi Shamir
Thursday November 2, 2006
9:00 a.m. ET

Operator: Good morning and welcome ladies and gentlemen to the Given Imaging third quarter 2006 conference call. Today’s call is being recorded. At this time I would like to inform you that all participants are in a “listen only” mode.

Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events of the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and that actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission; including the company’s annual report on form 20-F filed April 7, 2006. The company undertakes no obligations to update any projections or forward-looking statements in the future.

I will now turn the call over to Homi Shamir, President and Chief Executive Officer of Given Imaging. Please go ahead.

Homi Shamir: - Thank you.

Good morning everyone and thank you for joining us for our third quarter ‘06 call. Joining me today are Yuval Yanai, our CFO and Mark Gilreath our Chief Marketing Officer.

Our third quarter results reflect the solid progress we are making in executing on the plan laid out earlier this year. Worldwide sales increased by 21% to $24 million in the third quarter of ‘06, compared to $19.8 million in the third quarter of ‘05. We also achieved historically high levels of both capsule reorders and sales.

Total PillCam SB sales in Q3 of ‘06 were approximately 41,500, an increase of 27% compared to the same period last year. PillCam SB sales in the U.S. increased 23% while PillCam SB sales outside of the U.S. increased by 38% compared to Q3 of ‘05. Overall, PillCam sales accounted for 82% of total revenues during the quarter.

Five years ago we launched a revolutionary product that promised to change the way doctors diagnose diseases of the GI tract. To realize that vision, today, we offer a family of three PillCam video capsules — SB, ESO and COLON — addressing different segments of the GI tract. As with all new technologies, when you start you never know the actual potential of the market. We are making excellent progress with PillCam SB in moving the market past the bleeding indication. We still expect to receive the CPT code for ESO in the coming weeks. We and our partner InScope intend to aggressively pursue that market as well. In addition, there is enormous opportunity represented by PillCam COLON. So while we are making progress, there is substantial upside potential for us. And as you can see from the numbers we announced last night, I am pleased to report that the capsule endoscopy market continues to grow and we are increasing our penetration of the global market.

We believe that the most relevant metric underscoring the growth and the strength of this market is capsule reorders. Globally, capsule reorders grew to almost 41,000 units, an increase of 30% over the same period last year. We are also encouraged by the significant increase in U.S reorders compared to last quarter. We believe that these numbers show that our focus on increasing capsule sales is bearing fruit.

Watching costs and securing profitability was another important element of the plan I presented earlier this year. Our net income of 6 cents a share on a non-GAAP basis reflects our success in streamlining our cost structure. This will continue to be an important focus for us as we believe that we can become more efficient.

Because of our progress, we are increasing the lower end of our previously issued non-GAAP, EPS guidance from 4 cents a share to 7 cents a share. The top end will stay the same at 14 cents per share.

While we are pleased with our progress this quarter, we think we can do better. When I joined Given Imaging just two quarters ago, I really saw tremendous potential for the company and still believe that we can expand the value that we deliver to our shareholders.

I’d now like to take a moment to review some recent highlights from the quarter:

First on the regulatory front: In late October, the company received the CE Mark to market PillCam COLON throughout the European Union. Our plan is to initiate a rolling launch of this exciting new product throughout Europe. Two of the first PillCam COLON studies were published last month in ENDOSCOPY - the journal of the European Society of GI Endoscopy. In the U.S., we are still on track to file with the FDA later this year for clearance of PillCam COLON in 2007.

Next, let’s turn to reimbursement news where we have made substantial progress both for PillCam SB and ESO.

In late July, the French National Authority for Health completed the first step in advancing universal reimbursement for PillCam SB. The codification process is expected to occur during ‘07.

Also during this quarter, Israel’s Ministry of Health approved reimbursement for PillCam SB for patients with iron deficiency anemia as a result of obscure GI bleeding as well as for suspected Crohn’s disease.

Spain’s National Health Service now includes PillCam Capsule Endoscopy for the small bowel in its portfolio of health services for patients with obscure GI bleeding.

In the U.S., First Coast Service Options, which administers Florida and Connecticut Medicare, became the first payor to designate PillCam ESO as a diagnostic tool for patients who are unable to undergo conventional endoscopy or are diagnosed with portal hypertension and require immediate evaluation of esophageal varices. Thanks to this policy, over 3 million people will now have access to PillCam ESO.

Given Imaging had a strong presence at several medical conferences this fall including the American College of Gastroenterology annual meeting, Australian Gastroenterology Week, and the United European Gastroenterology Week. We presented details of several new products at these events that generated a high level of excitement for the future of capsule endoscopy.

We are also pleased to announce that we hired Ori Braun as VP of Business Development. Ori joins Given with an extensive background in business development and technology with a long and successful track record of identifying technology-driven product concepts and taking them from incubation stage through successful commercialization. Ori brings a versatile experience in both entrepreneurial and well-established High Tech & Life Sciences companies. We welcome Ori to our executive leadership team.

Before I turn the call to Yuval, I wanted to address one other important development that occurred a couple of weeks ago when we filed claims patent infringement against Olympus in the United States. We are claiming that the system Olympus intends to market in the United States, will infringe on four of our patents. Our claims were filed as a counterclaim to a complaint filed by Olympus in May 2006. At the present time, I can not say much more, but please be assured that we will protect our interests and our market vigorously.

I now would like to turn the call over to Yuval Yanai our CFO.

Yuval Yanai: Thanks Homi.

In the third quarter, we achieved sales of $24 million. 71% of sales were in the U.S. and 29% in Europe and the rest of the world.

We sold 41,500 PillCam SB in the quarter, 27% higher than in the third quarter of last year. Approximately 73% or 27,700 SB capsules were sold in the U.S. U.S. reorders increased by 11% this quarter compared to the second quarter of 2006. To date, we’ve sold over 420,000 PillCam SB capsules worldwide.

In terms of revenue breakdown, PillCams accounted for 82% of total revenues, workstations and data recorders accounted for 15% of total revenues and service income accounted for 3%.

Worldwide, we sold 118 systems in the quarter, compared to 152 systems sold in Q3 of 2005. 79 workstations, or 67% of total workstation sales this quarter, were sold in the U.S. This brings our cumulative system deliveries, worldwide, to over 3,200, of which more than 2,000 systems are installed in the U.S.

Worldwide sales increased 21% to $24 million in the third quarter of 2006, compared to $19.8 million in the third quarter of 2005. Gross margin in the third quarter of 2006 was 74.8%, compared to 76.7% in the third quarter of 2005.

On a GAAP basis, the Company reported a net income of approximately $750,000 or 2 cents per share in the third quarter of 2006, compared to a net profit of $1.9 million or 7 cents per share in the third quarter of 2005. The third quarter of 2006 GAAP results include the impact of $1.1 million due to the adoption of FAS 123R as of the beginning of the year. Excluding the impact of this FAS, the Company reported a non-GAAP net income of $1.9 million, or 6 cents per share on a diluted basis in the third quarter of 2006.

Cash, cash equivalents and marketable securities at September 30th totaled $90.3 million.

For the nine month period ended September 30, 2006, sales were $67.6 million compared to sales of $62.3 million in the same period in 2005. Gross profit for the nine month period was 74.9% compared to 74.2% in 2005. On a GAAP basis, net loss for the first nine months of 2006 was $3 million or 10 cents per share, compared to net income of $2.8 million, or 9 and a half cents per share, on a diluted basis for the same period in 2005. The nine month period ended September 30, 2006 includes the impact of $4.1 million due to FAS 123R. Excluding the impact of this FAS, the Company reported a non-GAAP net income of $1.2 million, or 4 cents per share in the first nine months of 2006.

A breakdown of the compensation expenses by line item is part of the detailed financial information posted on the investor relations section of our website

We mentioned in the past that the simple utilization metric being used — capsule sales divided by the total number of systems - is not an accurate way to measure the progress of our business going forward. As a result, we have developed a new formula based on capsule utilization per active account that better reflects how our customers are using capsules. After a thorough review of our data base, we defined an active account as an account that placed at least one order for a 10 pack during the twelve month period ended on the reporting date. Based on this new formula, utilization in the third quarter was 1.22 capsules per week compared to 1.15 in the third quarter of 2005 and 1.14 in the second quarter of 2006.

I would like to remind you that detailed financial information about the quarter is now posted on the IR section of our website.

Moderator, you may open the call for questions now.

Operator: Thank you. The question-and-answer session will be conducted electronically today. To ask a question, simply press your star key followed by the digit one on your touch-tone telephone. Once again, that is star one for questions or comments. We’ll pause for just a moment to assemble our roster. Again, star one.

Our first question will come Yair Reiner, CIBC World Markets.

Yair Reiner: Hello, Homi. Hello, Yuval. First of all, I want to congratulate you on the very solid results. Second, I want to just drill into a little bit the opportunity in France and in Spain. Can you give us a sense of how many workstations you already have there? And what you see as kind of a timeline for attacking that market? What it’s going to take in terms of resources? And when do you expect to see results?

Homi Shamir: First Yair, Thank you very much. We normally don’t go into the detail in the European countries normally because of the competition nature of that. But in France we have, already, a substantial amount of workstation to the last couple of years. Obviously, we believe that these amounts will grow.

But the most important thing is utilization or reorder. We are hoping that when the French market will open we’ll start growing our business fairly rapidly there on the capsule or the reorder. I wonder if Yuval, have a comment?

Yuval Yanai: Yes, I think that it is important to mention that on an annual basis we sell – we manage to sell a few million but the market is not saturated. And we think that with the introduction of the PillCam COLON, there will be a change in how gastroenterologists in France will look into Given. Bear in mind that there will be in a few months a full reimbursement for the product. So based on our new strategy, I don’t think that’s important how many work stations we have. It matters how many capsules we will deliver and that’s where we will focus our efforts.

Yair Reiner: Fair enough. I guess my question was more about whether you thought there might be a little bit of a ramp next year in workstation sales, you know, given the potential of reimbursement?

Yuval Yanai: Well there is a potential, but we need to see because on the one hand, yes, there is a potential. On the other hand, we focus on capsule sales. But, you know, in order to buy capsules we need customers to buy workstations from time to time. So it’s going to be a combined effort. And I think we’ll find the right way how to manage it.

Yair Reiner: OK. One more quick question, and then I’ll get back in queue. The hiring of Ori Brown, can you give us a little bit more of a sense of, you know, what are the kind of projects that he’s going to be focusing on? Where do you see the project development going on?

Homi Shamir: Yes, first Ori is a really great contribution to the company. We’ve been approached, we’ve been working with partners. We see a lot of people who approach us across the board to try to see what we can do together. At the same time, we have to start setting up a strategic direction for our company. Obviously also Given is sitting with big chunk amount of money that we have to start thinking about it. We are very strong cash positive. And I expect it to continue to grow so we need to start thinking about that also.

Yair Reiner: Good. Thank you very much.

Yuval Yanai: Thank you.

Operator: We’ll now hear from Lee Brown, Merrill Lynch.

Liz Karr: Hi. This is actually Liz Karr in Lee Brown’s place. He’s on another call. I just want to ask about the leverage in your P&L this quarter, it’s a lot better than we had expected. And I just wanted to ask in light of receiving the CE mark for the COLON and your statement that you will need to complete some additional clinical trials, before you roll it out, how do you expect that to come out going forward? You know, how can we expect that?

Yuval Yanai: Well with regard to the PillCam COLON, I think we said it explicitly that we will only gradually start marketing the product in Europe together with the completion of certain clinical trials, which are necessary for us and our customers to better understand the uses of the system. And we also, bear in mind, we don’t have yet FDA approval. And we expect – we hope to get it somewhere in the middle of 2007.

So in terms of revenues, I don’t think that the PillCam COLON will have a significant contribution from now until the end of 2007. And we will talk more about that when we give guidance to 2007, later on in 2007.

With regard to the P&L, if I took your question correctly, I think that compared to the model presented by the analysts we performed much better. There are a few reasons for that. One of them, I think, Homi said very clearly that we have good control on expenses. And we were able to generate the same level of revenues with a lower level of expenses. And we intend, as far as we can, to maintain this level of efficiency, and perhaps even improve it.

Liz Karr: OK. Now, R&D will you need to spend more going forward to complete those clinical trials for ESO?

Yuval Yanai: Yes this is true of observation. We are going to significantly increase our R&D expenses during the fourth quarter and probably going forward in 2007. However, this increase is already imbedded in the revised guidance we provided this morning.

Liz Karr: OK. Thank you very much.

Yuval Yanai: Thank you.

Operator: We’ll now hear from Caroline Corner, Montgomery & Company.

Caroline Corner: Hi. Congratulations on the quarter. I just wanted to ask you a little bit about on the competitive front. In the markets, where you’re competing with Olympus, for example, in the EU, do you have any anecdotal comments you can make there about how that’s going, coming from your sales reps. And then, overall, on the competitive front, are other modalities, are you starting to hear more about other modalities such as virtual colonoscopy? Can you just talk about the competitive space, a little bit in general, please?

Mark Gilreath: Hi, Caroline. It’s Mark Gilreath. Regarding any competitive products in the United States we don’t see them yet. There’s nothing on the market there. But as you may know, in Europe, Olympus has been on the market now, for more than a year. And what we saw, what was it a week or so ago in Berlin at the UEGW meeting, Olympus was showing the same product that they had shown a year earlier.

And during this time, there were a lot of questions about how that would impact our business. And the only thing we’ve seen in the last two quarters, is that we continue to have record growth in those markets.

Caroline Corner: OK. Very good. And then just a quick question, if you will, on your guidance, the bottom line guidance is a non-GAAP number, I noticed that your stock comp. expense has ticked down a little bit this third quarter. Would we expect a tick-down in stock comp. expense going into the fourth quarter, as well? So I mean is the GAAP bottom line guidance, you know, would you expect that inline with the non GAAP?

Yuval Yanai: The GAAP results are highly affected by this stock compensation expenses. This is all. The only difference between GAAP and non-GAAP in our financial statement is the compensation expenses. We expect to have more or less the same level, maybe slightly higher than that between $1.3 million and $1.6 million of comp. expenses in Q4. Other than that, I don’t see any other difference.

Caroline Corner: OK. Very good. And then, could you comment on your – more broadly on your R&D pipeline going forward? You’re doing your clinical trials; obviously, they are encompassed on the R&D line. But going forward, what else can we expect to see coming from Given Imaging, long-term.

Homi Shamir: Yes, it’s Homi Shamir. We show, again, we show it in DDW, we show it in ACG last week in Las Vegas, that we are having an improved line of our SB and ESO that we are planning to launch next year. It’s really a very big step forward from the current platform we have now. But obviously for competitive reasons, I don’t want to get into detail in specifications but the people that we have been showing to them, to the physicians who came to see, they are all extremely impressed with the capability of this.

In addition, we’re introducing a new software, RAPID Five. And the RAPID Five, one of the biggest advantages of RAPID Five, note that also it will allow them to read faster,

get better images. But it really will be a software that you will have one work station that you will be able to read through this work station, basically the three capsules that we have. And you will able to read the SB, ESO and COLON and I believe that will give us a huge competitive advantage compared to our competitors.

Caroline Corner: And what is the timeline associated with the RAPID Five?

Homi Shamir: At the moment, we’re planning to launch it in the first part of next year, but more around the middle of next year, I would say.

Caroline Corner: Very good. Thanks very much for taking my call.

Yuval Yanai: Thank you.

Operator: And once again if you do have any questions or comments, please press star one at this time. We’ll now hear from Anthony Vendetti, Maxim Group.

Anthony Vendetti: Thanks. Can you just go over, walk us through the timeline for the COLON trials, I know you said FDA approval, you’re expecting by mid ’07, but how many patients? Is it still around 1000? And then, assuming you get FDA approval in ’07, can you talk about the reimbursement, and the roll out from that angle?

Mark Gilreath: Hi, Anthony, it’s Mark. Just quickly, as you may be aware, already, we presented these three different studies that are pilot studies presented at the ACG and UEGW recently, really favorable data. A lot of people are very excited about that, which will now move us to the larger pivotal trials. Those trials will be going on in the United States and in Europe. And right now, I’d rather not disclose all of the details about those trials. But we do believe that we’ll have sufficient data to go to the FDA. We’re expecting clearance, as you mentioned, in 2007.

And from that, when there’s relevant data and relevant customers using the product, then we can submit for a CPT code. And so we really need to collaborate with the GI societies to find out when the appropriate timing of that will be. And that process, as you know, as we’ve seen with the small bowel capsule, and the esophageal capsule, is about a two year process.

Anthony Vendetti: OK. So are you still confident, I guess in November this month or actually getting a CPT code for the ESO capsule at this point?

Mark Gilreath: We are hoping and expecting for a Category I CPT code for the esophageal capsule. This is something that is really dependent on the AMA, of course, and the GI societies, and we are looking for that this year to be effective in January.

Anthony Vendetti: OK. Great. Thank you.

Operator: And we’ll now hear from Ed Shenkan, Needham & Company.

Ed Shenkan: Thanks. I wanted to shift towards Japan. What’s the expectation for when you might get approval? Have you submitted to the Japanese government for approval?

Homi Shamir: Ed, Homi. Good morning. This is a regular question that has been asked. We are making good progress in Japan. It was a long time in the process, but we submitted to the government. And I can say that we are very close in the final stages. I must say that for just reference, there was an article last week or this week in the Newsweek edition in Japan and, you know, when you read this article you find that Given, actually, is not too bad too late, compared to other companies that try in Japan to launch a product. Apparently, Japanese are in the bottom of the list in introducing new technology even if it’s a Japanese company. I think we are doing good progress.

We are moving forward. And as we keep saying, we are expecting to be launching our product next year in Japan.

Ed Shenkan: And moving back to France, you know, what are the maximums that you would expect the French government to allot for the total payments in ’07, for PillCam. Is that how you expect the reimbursement to be? That they will set aside a certain amount of money and then that’s the maximum they’ll pay? Or are you working something else out with the government?

Mark Gilreath: Hi, Ed, it’s Mark. I think as Homi mentioned earlier, right now, we’ve only going through the codification process. So a code is still yet to be finalized in payments allocated, and that will take a few more months. We don’t have a lot of visibility into that process. This is something that we can’t tell you that there’s a timeline of three weeks from now, or a month from now. But in the next few months, we do expect to see progress there.

Because we don’t have a lot of visibility, I think it would be wrong for us to guess at what that payment would be.

Ed Shenkan: And as far as the ESO, what reimbursement are you expecting, you know, that will get approved for ’07? And then also, we just got outpatient data, I think, last night. If you could tell us what is the reimbursement expected in ’07 for PillCam SB and compared to where we are now?

Mark Gilreath: Regarding PillCam ESO, again, until they reveal how they allocated the RVUs we won’t really know that payment. And we’re not a part of that dialogue with the AMA. All we do know is we expect that on the technical component, it should be very similar to the small bowel capsule because the same components are used. And on the professional component, we would expect it, obviously to be less, because the reading time is less. So hopefully we’ll get more visibility into that in a few weeks.

And regarding SB, maybe you could restate that question?

Operator: And our next question will come from Anthony Petrone, Maxim Group.

Anthony Petrone: Thank you for taking my questions. To start on G&A for this quarter, how much of the G&A was allocated to legal expenses regarding the Olympus patent suits? And where do you expect that to go in the next quarter, and into ’07?

Yuval Yanai: Hi, this is Yuval; we had some legal expenses in this quarter, nothing substantial compared to the previous one. But we expect that sometime in the fourth quarter and of course, during 2007 we would have to incur higher expenses resulting from the infringement lawsuit. We don’t know yet what will be the amount. If it’s gong to be very significant, we’ll disclose it. If not, we’ll include it just on top of our expenses. And we will know better when the whole process accelerates toward the beginning of 2007.

Anthony Petrone: And just a quick review, can you just give the ASP for the work stations, and the capsules for the quarter, if that has changed at all.

Yuval Yanai: Well as far as I remember on the U.S. it hasn’t changed. It’s approximately $15,000, so there’s between $14,000 to $15,000 in average selling price for systems delivered in charge through. And there hasn’t been any change with regard to the capsule’s average selling price. It has been $450 for the last five or six years.

Anthony Petrone: OK. And just, you know, your expectations for Olympus, do you expect them to enter the U.S. before the end of the year? Or is that something you are not expecting, or do you expect it in the early part of 2007?

Mark Gilreath: Well I think we expected them at DDW this year and then again at ACG. And it’s our working plan, we expect them at any moment, and we haven’t seen them yet.

Homi Shamir: We are behaving like Olympus is there. And we challenge them.

Anthony Petrone: OK. Great. Thank you.

Yuval Yanai: Thank you.

Operator: And we’ll hear back from Yair Reiner, CIBC World Markets follow up.

Yair Reiner: Yes. Just another question on Olympus are you seeing any difference, changes in the pricing environment in Europe, where you are somewhat competing with Olympus?

Mark Gilreath: No. Pricing is really not the competitive threshold there.

Yair Reiner: So in terms of the workstations, you’re still able to charge what you have been historically.

Homi Shamir: Yes Yair, it’s Homi. It’s all over the map. I mean if they feel that they need to go to take an account and they bundle it together with something, they are doing it. I mean but it’s –we have not seen any effect on capsules. And that’s, as I keep saying. We are behaving like Olympus is there and we are challenging every effort they are doing.

Mark Gilreath: And remember, what you’re seeing today in our pricing is after battling them for one year all ready, you know, this is not something that will be changing the next week.

Yair Reiner: Fair enough. Another question on ESO, can you tell me where things stand with J&J. And, you know, can we assume they’re going to stay on the sidelines here until we have a CPT code early next year?

Mark Gilreath: Yes, I think J&J has really made some smart moves and really restated their commitment to Given Imaging, and the long term strategy for PillCam ESO within their business. And they have developed a market development team which is refocusing their efforts, right now, for PillCam ESO within the esophageal varices opportunity, really looking at transplant centers within the U.S., primarily. And this is a place where we’re getting early traction and support from the thought leaders. And as you know, you saw the reimbursement coverage, which just came out in Florida and Connecticut for that indication.

So that kind of progress, we’re really pleased. And also, during the year of 2007, we’re going to be doing further trials with GERD studies. And moving forward there, and leveraging the technology in the new capsule that Homi spoke about earlier, which we’ll be launching.

Yair Reiner: Great, thank you very much.

Operator: We’ll now hear from Michael Freedman, Omega Advisors.

Michael Freedman: Good morning. I’m not prone to congratulating management because I view it as your job, but Homi, six months on the job to get utilization up 30 percent of the older product with all of the – with some cost leverage at the company and ESO and COLON not even contributing, but on the cusp of contributing, really excites me as a shareholder. So I want to thank you and the whole management team there.

Homi Shamir: Thank you, Michael. I appreciate the support.

Michael Freedman: I – the only question I had for you is on COLON and I actually went out to ACG and saw some very impressive pictures of the Colon PillCam versus current colonoscopy. Is it likely that given patients distaste for traditional colonoscopy there might be a fair amount of demand for the colon PillCam on a cash pay basis, versus the two earlier devices?

Mark Gilreath: Yes, I think that in certain metro areas, especially that could be the case. You know, we’re only seeing 40 percent compliance rates with screening in the patient population that really needs it. And so we do hope that this will provide some upside to this.

Homi Shamir: And one more thing we need to put into that, the GI community now really wanted to (inaudible) Given because they realize virtual colonoscopy is going to be in the hands of the radiologists. And obviously, they want to maintain their business. They wanted to maintain their future. And people who in the past they were kind of shy even of the small bowel and said OK, that’s a niche market, when you see them in the booth, they start clicking in their eyes, we need to just start being a good friend of Given, start using the product both SB and ESO, but because COLON we will be the best friend of Given. Otherwise, if we don’t use the COLON diagnostic – we’ll lose our business. So I think that’s where really you start seeing the shift in the industry.

Michael Freedman: Thank you.

Operator: And Lee Brown with Merrill Lynch has our next question.

Lee Brown: Homi, Yuval, congratulations on a blowout quarter that was clearly well ahead of our estimates.

Homi Shamir: Thank you very much.

Lee Brown: I just wanted to ask a question on Olympus, again, but from a different tact here, understanding that litigation is ongoing between you two, but in terms of reimbursement efforts are there any collaborative discussions in terms of driving better reimbursement rates for capsule endoscopy given, the premise that this is the wave of the future for diagnosing GI pathologies?

Mark Gilreath: That is a good question. I think that I’ll break that into two parts. One is on reimbursement, really the collaboration is done with the GI societies, and of course, we share those GI societies and they’ve been really carrying the flag for us here going forward.

The other thing I wanted to say is that following the UEGW and the ACG, what people saw from Given Imaging is that with the esophageal capsule, and a colon capsule, and a small bowel capsule, they’re now seeing a new theme for GI diagnostics, and while many of them may have been reluctant to adopt small bowel into their practice, and they were referring to other patients, what they’re saying today is they can no longer be a practicing gastroenterologists and not embrace capsule endoscopy. So I think we have a lot of upside here that we’ve spoken to, so that’s the original question.

In collaboration with Olympus, you know, in the U.S. they don’t have a product, so there’s still not going to be a lot of collaboration until that changes.

Lee Brown: OK. Super. I appreciate that. That’s all I had.

Yuval Yanai: Thank you, Lee.

Homi Shamir: Thanks.

Operator: And that is all the time we do have for questions today. Mr. Shamir, I’ll turn it back over to you for closing remarks.

Homi Shamir: In closing, I would like to thank the Given team for the great dedication and hard work. We will continue to execute on our plan by doing the right things to expand the market for capsule endoscopy, continue our market leadership and enhance the value of the company for the shareholder. Thank you all again, and we look forward to updating you on our progress over the next several months.

Operator: And that concludes today’s call. We do appreciate your participation. Have a great afternoon.